Exhibit 25

EXECUTION COPY

RESTRICTED STOCK AGREEMENT

This Restricted Stock Agreement (“Agreement”) is entered into as of March 10, 2006 (“Date of Grant”) between Spyglass Merger Corp., a Delaware corporation (the “Company”), and Robert I. Pender, Jr. (“Investor”).

Recitals

Pursuant to the terms of the letter agreement between the Company and Investor, dated as of November 11, 2005, and the terms of the Restricted Share Contribution Agreement (the “Contribution Agreement”) between the Company and Investor, dated as of March 7, 2006 (as may be amended from time to time, the “Contribution Agreement”), and in consideration for Investor’s contribution and delivery of certain shares of the common stock of Serena Software, Inc. (“Serena”) to the Company on the terms and conditions set forth in the Contribution Agreement, the Company has determined to issue to Investor shares of the Company’s common stock on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and conditions set forth herein, the parties hereby agree as follows:

1.	GRANT OF SHARES

Pursuant to the Contribution Agreement, the Company has issued to the Investor 307,200 shares, par value $0.01 per share, of the Company’s common stock (the “Shares”). The Contribution Agreement is incorporated into this Agreement by reference, which means that this Agreement is limited by and subject to the express terms and provisions of the Contribution Agreement. Capitalized terms that are not defined in this Agreement have the meanings given to them in the Contribution Agreement.

2.	VESTING

The Shares are subject to a vesting schedule that lapses over time as set forth below. Shares that have vested based on the schedule below are referred to herein as “Vested Shares.” Thus, as used herein, “Unvested Shares” means all Shares in which Investor has not acquired such a vested interest in accordance with the following provisions; and “Vested Shares” means all Shares in which Investor has acquired such a vested interest.

The Unvested Shares shall vest on June 16, 2010 if the Investor is an employee of the Company on such date. Notwithstanding the foregoing, if a “Change in Control” (as defined below) occurs after the Date of Grant while the Investor remains an employee of the Company, the Unvested Shares shall vest in full upon the occurrence of such event.

Upon Investor’s termination of employment with the Company for any reason, then any Unvested Shares shall be forfeited and acquired by the Company at no cost to the Company on the date of such termination of employment.

As used in this Section and Section 3 below, Investor shall be considered to be “employed” only so long as Investor qualifies as an employee for tax purposes. If Investor’s status with the Company should change from that of an employee (whether full- or part-time) to that of an independent contractor, then Investor shall not be considered to be “employed” for purposes of this Section and Section 3 from and after the date of that change.

For purposes of this Agreement, a “Change in Control” shall mean (A) the sale, exchange, lease or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any “person” or “group” (as such terms are used in the Securities Exchange Act of 1934, as amended), other than Silver Lake Partners II, LP (“SLP II”), any investment fund that is an affiliate (as defined under the rules promulgated under the Securities Act of 1933, as amended) of SLP II (collectively with SLP II, “SLP Funds”) or a controlled affiliate of SLP Funds; (B) any person or group, other than an SLP Funds or a controlled affiliate of SLP Funds, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company (or any entity which controls the Company or which is a successor to all or substantially all of the assets of the Company), including by way of merger, consolidation, tender or exchange offer or otherwise; or (C) a merger or consolidation of the Company into another person which is not SLP Funds or a controlled affiliate of SLP Funds, if the stockholders of the common stock of the Company immediately prior to such transaction do not own a majority of the outstanding common stock of the surviving company or its parent immediately after the transaction in substantially the same proportions relative to each other as immediately prior to such transaction; if and only if any such event listed in (A)-(C) above results in the inability of the SLP Funds and their controlled affiliates to elect a majority of the board of directors the Company or the resulting successor or controlling entity.

3.	ADJUSTMENTS FOR CAPITAL CHANGES

In the event the Company undertakes, without receipt of consideration, any stock dividend, stock split, recapitalization or other change affecting as a class the Company’s outstanding stock of the same class as the Shares, then (i) any new, substituted or additional securities or other property which is, by reason of any such transaction, distributed with respect to the Shares (collectively, “Distributed Securities”) shall be subject to the vesting schedule described in Section 2, with any such Distributed Securities distributed with respect to Shares that are then Vested Shares being treated, for purposes of this Agreement, the same as Vested Shares, and any such Distributed Securities distributed with respect to Shares that are then Unvested Shares being treated, for purposes of this Agreement, the same as Unvested Shares, and (ii) Investor’s ownership of such Distributed Securities which are to be treated the same as Unvested Shares will vest in accordance with the terms and conditions set forth in Section 2 at such rate as to permit full vesting by the final date on which Unvested Shares vest. Distributed Securities which, under the foregoing provisions, are unvested or vested are sometime referred to herein, respectively, as “Unvested Distributed Securities” and “Vested Distributed Securities”; and, when indicated by context, the terms “Shares,” “Unvested Shares” and “Vested Shares” as used herein will include Distributed Securities as well as Shares.

4.	SECURITIES LAW COMPLIANCE

4.1	General

Upon the acquisition of any Shares pursuant to this Agreement, Investor shall enter into such written representations, warranties and agreements as the Company may reasonably request in order to comply with applicable securities laws or this Agreement. Nothing herein obligates the Company to register or qualify the Shares pursuant to any federal or state securities laws.

4.2	Restrictive Legends

In order to reflect the restriction on disposition of the Shares, the stock certificates for the Shares (including Distributed Securities) will be endorsed with restrictive legends substantially in the form of the following:

BY ITS ACQUISITION HEREOF, THE HOLDER AGREES TO BE BOUND BY THE PROVISIONS OF THE RESTRICTED STOCK AGREEMENT DATED AS OF MARCH 10, 2006 (THE “AGREEMENT”), BY AND BETWEEN THE CORPORATION AND THE HOLDER. THE AGREEMENT CONTAINS SUBSTANTIAL RESTRICTIONS ON TRANSFER, INCLUDING RESTRICTIONS ON SALE, ASSIGNMENT, PLEDGE, TRANSFER OR OTHER DISPOSITION.

In addition, the stock certificates shall reflect any other legends that may be required and/or deemed appropriate under applicable laws by the Company.

5.	IRS GOLDEN PARACHUTE GROSS-UP

With respect to any transaction which is consummated on or prior to April 1, 2006, in the event that the aggregate of all payments or benefits made or provided to, or that may be made or provided to, the Investor under this Agreement and under all other plans, programs and arrangements of the Company (the “Aggregate Payment”) is determined to constitute an “excess parachute payment,” as such term is defined in Section 280G(b) of the Internal Revenue Code, the Company shall pay to the Investor prior to the time any excise tax imposed by Section 4999 of the Internal Revenue Code (“Excise Tax”) is payable with respect to such Aggregate Payment, an additional amount which, after the imposition of all income and excise taxes thereon, is equal to the Excise Tax on the Aggregate Payment. The determination of whether the Aggregate Payment constitutes an excess parachute payment and, if so, the amount to be provided to the Investor and the time of payment pursuant to this Section 6 shall be made by an independent auditor (the “Auditor”) selected by the Company. Notwithstanding the foregoing, in the event that the amount of the Investor’s Excise Tax liability is subsequently determined to be greater than the Excise Tax liability with respect to which any initial payment to the Investor under this Section 6 has been made, the Company shall pay to the Investor an additional amount (grossed up for all taxes) with respect to such additional Excise Tax (and any interest and penalties thereon) at the time and in the amount reasonably determined by the Auditor. Similarly, if the amount of the Investor’s Excise Tax liability is subsequently determined to be less than the Excise Tax liability with respect to which any prior payment to the Investor has been made under this Section 6, the Investor shall refund to the Company the excess amount received, after reduction for any nonrefundable tax, penalties and/or interest incurred by the Investor in connection with the receipt of such excess, and such refund shall be paid promptly after the Investor has received any corresponding refund of excess Excise Tax paid to the Internal Revenue Service. The Investor and the Company shall cooperate with each other in connection with any proceeding or claim relating to the existence or amount of liability for Excise Tax, and all expenses incurred by the Investor in connection therewith shall be paid by the Company promptly upon notice of demand from the Investor. For the avoidance of doubt, this Section 6 shall not apply with respect to any transaction which is consummated after April 1, 2006.

6.	GENERAL PROVISIONS

6.1	Entire Agreement

This Agreement, which incorporates by reference the Contribution Agreement (and any agreements or exhibits incorporated by reference therein) contains the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior agreements between the parties relating to such subject matter.

6.2	The Modifications

This Agreement may be changed or modified only by an agreement in writing signed by both parties hereto.

6.3	Successors and Assigns

The provisions of this Agreement shall inure to the benefits of, and be binding upon, the Company and its successors and assigns and Investor and his legal representatives, heirs, legatees, assigns and transferees by operation of law, whether or not any such person shall have become a party to this Agreement and shall have agreed in writing to join and be bound by the terms and conditions hereof.

6.4	Governing Law

This Agreement shall by governed by, and construed in accordance with, the laws of the State of California as such laws are applied to agreements among California residents entered into and performed entirely within California.

6.5	Severability

If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions shall nevertheless continue in full force and effect.

6.6	Further Assurances

The parties will execute such further instruments and take such further action as may be reasonably necessary to carry out the intent of this Agreement.

6.7	Notices

Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed received by the recipient when delivered personally or, if mailed, five (5) days after the date of deposit in the United States mail, certified or registered, portage prepaid and addressed, in the case of the Company, to 2755 Campus Drive, 3rd floor, San Mateo, California 94403-2538, and in the case of Investor, to the address shown for Investor on the signature page hereof, or to such other address as either party may later specify by at least ten (10) days’ advance written notice delivered to the other party in accordance herewith.

6.8	Captions

Section headings used in this Agreement are for convenience of reference only and shall not be considered a part of this Agreement.

6.9	No Waiver

The failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of that provision, nor prevent that party thereafter from enforcing that provision or any other provision of this Agreement.

6.10	Injunctive Relief

Investor acknowledges that damages would be an inadequate remedy for breach of this Agreement and that the obligations of Investor hereunder may be enforced by the remedies of specific enforcement and injunctive relief.

6.11	Enforcement

If any action at law or in equity or any arbitration is brought to enforce or interpret the terms of this Agreement or to protect the rights obtained hereunder, the prevailing party shall be entitled to recover its reasonable attorneys’ fees, costs and other expenses in addition to any other relief to which it may be entitled.

6.12	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

6.13	No Employment or Service Contract

Nothing in this Agreement shall confer upon Investor any right to continue in the service of the Company for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or Investor to terminate the employment of Investor at any time, with or without cause.

6.14	Withholding Taxes

Investor agrees to pay to the Company, at the applicable time, the full amount of withholding taxes payable with respect to the award represented hereby. If any withholding tax is due at the time the restrictions lapse, no Shares representing the Vested Shares will be released to Investor until arrangements satisfactory to the Company have been made for all withholding requirements to be met. Investor agrees that the Company is authorized to retain and withhold from any payment, such as salary due to Investor, the amount of taxes required by any governmental agency to be withheld and paid with respect to the delivery of restricted or unrestricted shares to the Investor.

IN WITNESS WHEREOF, the Company and Investor have executed this Agreement, effective as of the day and year first above written.

COMPANY:	INVESTOR:
Spyglass Merger Corp.,
a Delaware corporation

Name:

By:
Title:	Address:

[Signature Page to Restricted Stock Agreement]